UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 31, 2017

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its charter)

Unit 2, 2nd Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

Item 1 — Information Contained in this Form 6-K Report

Appointment of David Sokol as Chairman of the Board

On July 28, 2017, the Board of Directors (the “Board”) of Seaspan Corporation (the “Company”) appointed as its Chairman David Sokol, who is a current director and a member of the Board’s Executive Committee. Mr. Sokol replaces Gerry Wang and Kyle Washington, who previously served as Co-Chairmen of the Board. Messrs. Washington and Wang remain as members of the Board, and each have been granted the title of Chairman Emeritus.

On July 28, 2017, the Compensation Committee of the Board recommended, and the Board approved, the issuance of 1,000,000 fully vested shares of Company common stock to Mr. Sokol in connection with his appointment and service as Chairman. Mr. Sokol will not receive further annual cash or equity-based compensation from the Company for his service as a director or Chairman through the end of 2020. Also on July 28, 2017, (a) Deep Water Holdings, LLC, Seaspan’s largest shareholder, transferred to Mr. Sokol 1,000,000 shares of Company common stock for no consideration, and (b) Mr. Sokol agreed to purchase from the Company an additional 1,000,000 shares of Company common stock for a purchase price of $6,000,000, or $6.00 per share. The Company granted to Mr. Sokol registration rights relating to these shares.

Year-End Retirement of Gerry Wang; July 2017 Amendment to Employment Agreement with Mr. Wang

Gerry Wang, the Company’s Chief Executive Officer, former Co-Chairman and Co-Founder, notified the Board of his intention to retire as Chief Executive Officer and resign as a Director of the Company effective December 31, 2017. It is expected that Mr. Wang will continue in his current role as Chief Executive Officer until the earlier of that date or when a permanent Chief Executive Officer is identified, to facilitate an orderly transition. As Chairman, Mr. Sokol will oversee the CEO succession and overall leadership transition.

On July 28, 2017, the Company and Mr. Wang amended his existing Executive Employment Agreement dated May 16, 2016 (as amended, “the Employment Agreement”) to provide, among other things, that (a) Mr. Wang will continue with the Company until December 31, 2017, (b) any remaining transaction fees relating to transactions entered into prior to April 9, 2017 will be paid solely in shares of the Company common stock, (c) upon Mr. Wang’s retirement in December 31, 2017 and subject to his execution and delivery of a release of claims, (i) the unvested portion of his restricted stock units granted in May 2016 will fully vest (which covers a total of 383,773 shares of common stock) and (ii) the Company will issue to Mr. Wang 200,000 shares of Company common stock in exchange for the cancellation of his outstanding performance stock units granted in May 2016, and (d) subject to the Company’s execution and delivery of a release of claims, (i) Mr. Wang will not transfer or sell the shares of common stock described above until January 1, 2019, and (ii) the noncompetition and confidentiality covenants in the Employment Agreement will remain in effect until January 1, 2019.

Other than as amended by the parties, the terms of the Employment Agreement remain in effect, including provisions governing any termination of employment by the Company or Mr. Wang prior to December 31, 2017.

Incorporation by Reference

This Form 6-K is filed with reference to and hereby incorporated by reference into the following Registration Statements:

•	Registration Statement on Form F-3D (Registration No. 333-151329) of Seaspan Corporation filed with the Securities and Exchange Commission on May 30, 2008;

•	Registration Statement on Form S-8 (Registration No. 333-173207) of Seaspan Corporation filed with the Securities and Exchange Commission on March 31, 2011;

•	Registration Statement on Form S-8 (Registration No. 333-189493) of Seaspan Corporation filed with the Securities and Exchange Commission on June 20, 2013;

•	Registration Statement on Form F-3 (Registration No. 333-180895) of Seaspan Corporation filed with the Securities and Exchange Commission on April 24, 2012, as amended on March 22, 2013;

•	Registration Statement on Form F-3 (File No. 333-195571) of Seaspan Corporation filed with the Securities and Exchange Commission on April 29, 2014, as amended on March 3, 2017 and April 19, 2017;

•	Registration Statement on Form F-3 (File No. 333-200639) of Seaspan Corporation filed with the Securities and Exchange Commission on November 28 2014, as amended on March 3, 2017 and April 19, 2017;

•	Registration Statement on Form S-8 (Registration No. 333-200640) of Seaspan Corporation filed with the Securities and Exchange Commission on November 28, 2014;

•	Registration Statement on Form F-3D (Registration No. 333-202698) of Seaspan Corporation filed with the Securities and Exchange Commission on March 12, 2015;

•	Registration Statement on Form F-3 (Registration No. 333-211545) of Seaspan Corporation filed with the Securities and Exchange Commission on May 23, 2016, as amended on March 3, 2017, March 7, 2017 and April 19, 2017; and

•	Registration Statement on Form S-8 (Registration No. 333-212230) of Seaspan Corporation filed with the Securities and Exchange Commission on June 24, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: July 31, 2017	By:	/s/ David Spivak
David Spivak Chief Financial Officer